Mail Stop 3561

December 10, 2009

Kit H. Tan
Chief Financial Officer
Interdyne Company
2 Flagstone
Apt 425
Irvine, CA 92606

      Re: **Interdyne Company**
              Form 10-K for Fiscal Year Ended June 30, 2009
              Filed September 22, 2009
              Form 10-Q for the Fiscal Quarter Ended September 30, 2009
              Filed November 9, 2009
              File No. 000-04454

Dear Mr. Tan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 13. Exhibits

1.   Please file all of the exhibits required to be filed as exhibits to Form 10-K. See Item 601 of Regulation S-K and Item 15 of Form 10-K. See for guidance Compliance and Disclosure Interpretation Question 146.02.

Signatures

2.   We note that none of the signatories to the Form 10-K is designated as your controller or principal accounting officer. See Instruction D.(2) to Form 10-K. Please revise accordingly.

Section 302 Certifications – Ex. 31

3.   Please amend the Section 302 Certifications filed with your June 30, 2009 Form 10-K at Exhibits 31.1 and 31.2 to add the required introductory language referencing internal controls over financial reporting in paragraph 4 and add paragraph 4(b) in its entirety, as required by Item 601(b)31 of Regulation S-K. Rather then file a full amendment, you may file an abbreviated amendment to your Form 10-K consisting of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of these certifications.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director